Mr. Patrick Gilmore
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

October 8, 2009

Re: Comment letter dated August 28, 2009

Dear Mr. Gilmore,

The following are responses to your comments:

Form 10-K/A for the year ended December 31, 2008:

Item 9(A) Controls and Procedures:

1.  We did not include a statement indicating that the annual report does not include an auditor’s attestation report for internal control over financial reporting  as referenced by Item 308T(a)(4) of Regulation S-K because we are not an accelerated filer and therefore are not subject to this attestation until the year ended December 31, 2009.
2.  We have filed a Form 10-K/A for the year ended December 31, 2008 that includes a statement  in Item 9A. Controls and Procedures, whether or not changes in internal control over financial reporting have occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting as referenced by Item 308T9b) of Regulation S-K.

Exhibit 31.1 and 31.2:

3.  We have filed Exhibits 31.1 and 31.2 as exhibits to Form 10-K/A that are in exact form as set forth in Item 601(b)(31) of Regulation S-K and are appropriately dated.

7109 Timberlake Road • Lynchburg, Virginia 24502
Tel 434-239-4272 • Fax 818-332-4213 • www.sitestar.com

Form 8-K filed May 18, 2009:

5.  We have filed Forms 10-Q/A for the quarterly periods ended March 31, 2008, June 30, 2008 and September 30, 2008.

6.  We have filed Forms 10-Q/A for the quarterly periods ended March 31, 2009, June 30, 2009.

In addition, per your request, these statements are being provided to you:

Sitestar Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Sitestar Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ FrankErhartic, Jr

Frank R. Erhartic, Jr.
Chief Executive Officer and President

7109 Timberlake Road • Lynchburg, Virginia 24502
Tel 434-239-4272 • Fax 818-332-4213 • www.sitestar.com